UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69935

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

<table><tr><td>MM/DD/YY</td><td>MM/DD/YY</td></tr></table>

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Vision One Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Gracie Square

(No. and Street)

New York	**NY**	**10028**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	**(515) 490-8400**	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC

(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	**Atlanta**	**GA**	**30326**
(Address)	(City)	(State)	(Zip Code)

05/05/2009	**3514**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Daniel Hebert _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vision One Partners, LLC _____, as of December 31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Daniel B. Hebert_____

Title: _CEO_____

Tavita Halkett
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

VISION ONE PARTNERS, LLC
FINANCIAL STATEMENTS
WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2024

VISION ONE PARTNERS, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS

Statement of Financial Condition

Statement of Operations

Statement of Changes in Member's Equity

Statement of Cash Flows

Notes to Financial Statements

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm on the Company's Exemption Report

Exemption Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Vision One Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vision One Partners, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 31, 2025
Atlanta, Georgia

Rubio CPA, PC

VISION ONE PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

<u>ASSETS</u>

Cash	$	13,741
Due from Member		25,928
Prepaid Expenses and other		2,016
Accounts Receivable, net of allowance for credit losses of $80,602		-
Total Assets	$	41,685

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Liabilities		
Accounts Payable and Accrued Expenses	$	6,400
Total Liabilities		6,400
Member's Equity		35,285
Total Liabilities and Member's Equity	$	41,685

See Accompanying Notes to Financial Statements.

VISION ONE PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues		
Other	$	25,000
Interest		6
Total Revenues		25,006
Expenses		
Professional Fees		18,400
Technology and Communications		2,866
Other		4,072
Total Expenses		25,338
Net Loss	$	(332)

See Accompanying Notes to Financial Statements.

VISION ONE PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Balance - January 1, 2024	$	35,617
Net Loss		(332)
Balance - December 31, 2024	$	35,285

See Accompanying Notes to Financial Statements.

VISION ONE PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Flows From Operating Activities		
Net Loss		$ (332)
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities:		
Decrease in Accounts Receivable	25,000	
Increase in Due from Member	(25,928)	
Decrease in Prepaid Expenses and other	1,993	
Increase in Accounts Payable and Accrued Expenses	5	
Total adjustments		1,070
Net Cash Provided By Operating Activities		738
Net Increase in Cash		738
Cash - Beginning of Year		13,003
Cash - End of Year		$ 13,741

See Accompanying Notes to Financial Statements.

Note (1) - Nature of business:

Vision One Partners, LLC, (the "Company"), a New York limited liability company, is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). As a limited liability company, the member's liability is limited to its investment. The Company's primary business includes providing merger and acquisition advisory services and private placement of securities.

Note (2) - Summary of significant accounting policies:

(A) Cash:

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

(B) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the year. Actual results could vary from the estimates that were assumed in preparing the financial statements.

(C) Income taxes:

The Company is a single member limited liability company, and as such, is treated as a disregarded entity by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial member for federal and state income tax purposes. Accordingly, the Company has not provided for federal and state income taxes in the accompanying financial statements.

Pursuant to the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

(D) Revenue Recognition:

Revenue from contracts with customers includes investment banking revenue from placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. The agreements often contain nonrefundable retainer fees and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is completed ("success fees").

Note (2) Summary of significant accounting policies – continued:

(D) Revenue Recognition - continued:

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received from such contracts would be reflected as deferred revenues on the Statement of Financial Condition.

The Company recognizes success fee revenues from capital raising services and merger and acquisition advisory services upon completion of a success fee-based transaction. The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customers.

(E) Accounts Receivable and Allowance for Credit Losses

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on the Company's review, an allowance for credit losses of $80,602 is considered necessary.

During 2024, the Company recovered $25,000 of a prior year receivable that was believed to be uncollectible and was thus fully reserved. This amount is reflected as other revenue in the accompanying statement of operations.

(F) Subsequent events evaluation:

Management has evaluated subsequent events through the date the financial statements were issued.

Note (3) - Net capital:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires that the Company maintain minimum net capital, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had a net capital deficit of ($7,659), which was $12,659 below its required minimum net capital of $5,000. The Company had a ratio of aggregate indebtedness to net capital of (0.84) to 1.00 at December 31, 2024.

The net capital deficit at December 31, 2024, arises from a $15,000 deduction to net capital due to a fidelity bond deductible that is in excess of 10% of the coverage purchased by the Company. The Company revised its policy on March 25, 2025, to decrease its deductible amount to less than 10% of the coverage purchased and thereby reduced its deficit by $15,000 at that time.

Note (4) – Related Party Transactions:

The Company operates from office premises owned and provided by its member at no cost to the Company.

During 2024, the Company informally extended loans to its member that are non-interest bearing and have no maturity date. The balance due from member as of December 31, 2024, in the amount of $25,928 arises from these loans.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note (5) – Contingencies:

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2024.

Note (6) – Segment Reporting:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including merger and acquisition advisory services and private placement of securities. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note (7) – Concentrations:

All other revenues during the year ended December 31, 2024, were from the recovery of a prior year receivable from one customer that was believed to be uncollectible. All of accounts receivable at December 31, 2024, for which the Company has established an allowance for credit losses in the amount of $80,602 is due from the same customer.

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS

VISION ONE PARTNERS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2024

SCHEDULE I

Member's Equity		$ 35,285
Non-allowable Assets and Other Deductions:		
Due from Member	25,928	
Prepaid Expenses and other	2,016	
Fidelity Bond Deductible	15,000	
Total Non-Allowable Assets and Other Deductions		42,944
Net Capital (Deficit)		(7,659)
Minimum Net Capital Requirement - the greater of $5,000 or 6 2/3% of aggregate indebtedness		5,000
Net Capital Deficiency		$ (12,659)
Total Aggregate Indebtedness		$ 6,400
Percentage of Aggregate Indebtedness to Net Capital		(83.56%)

Reconciliation with the Company's Computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2024:

There is no significant difference between net capital in Part IIA of Form X-17A-5, as amended, and the net capital computation above.

VISION ONE PARTNERS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2024

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

VISION ONE PARTNERS, LLC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2024

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Vision One Partners, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Vision One Partners, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Vision One Partners, LLC stated that it conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2024, without exception, and (3) Vision One Partners, LLC stated that Vision One Partners, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Vision One Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vision One Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 31, 2025
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

VISION ONE PARTNERS, LLC
1 Gracie Square
New York, NY 10028

EXEMPTION REPORT

We, as members of management of Vision One Partners, LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2024, without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2024, to December 31, 2024, without exception.

Daniel B. Hebert
_____

Daniel Hebert, CEO

February 21, 2025